SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

CONCURRENT COMPUTER CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

206710402

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, NJ 07928

(973) 635-4710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240. 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 206710402

1.	Names of Reporting Persons. Stephen D. Baksa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds PF, AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 382,402

	8.	Shared Voting Power 58,200

	9.	Sole Dispositive Power 382,402

	10.	Shared Dispositive Power 58,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 440,602

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 206710402

1.	Names of Reporting Persons. Stephen D. Baksa 2012 Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 58,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 58,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 206710402

1.	Names of Reporting Persons. Delores A. Baksa

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 58,200

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 58,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,200

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) IN

This amendment to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D of Stephen D. Baksa filed with the Securities and Exchange Commission (“Commission”) on June 25, 2012 and amended by Amendment No. 1 thereto filed with the Commission on December 28, 2012 (together, the “Filing”).  Item 5 of the Filing is hereby amended to read in its entirety as set forth below.  No other Item in the Filing is amended hereby.

Item 5.           Interest in Securities of the Issuer.

(a)           Mr. Baksa may be deemed to beneficially own an aggregate of 440,602 shares of the Issuer’s Common Stock, which shares represent approximately 4.8% of the 9,226,054 shares of the Issuer’s Common Stock outstanding as of January 21, 2013, as reported in the Issuer’s Form 10-Q for the period ending December 31, 2012.

The Trust may be deemed to beneficially own an aggregate of 58,200 shares of the Issuer’s Common Stock, which shares represent approximately 0.6% of the outstanding shares as of such date.

The Trustee may be deemed to beneficially own an aggregate of 58,200 shares of the Issuer’s Common Stock, which shares represent approximately 0.6% of the outstanding shares as of such date.

(b)           Mr. Baksa has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, 382,402 of the shares identified as beneficially owned by him in Item 5(a) above.  Mr. Baksa, having retained the ability to substitute the trustee or assets of the Trust, may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of, 58,200 of the shares identified as beneficially owned by him in Item 5(a) above.  The Trust has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of the shares identified as beneficially owned by it in Item 5(a) above.  The Trustee may deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of the shares identified as beneficially owned by her in Item 5(a) above.

(c)           On February 28, 2013, Mr. Baksa sold 5,000 shares of the Issuer’s Common Stock on the open market at an average net price of approximately $7.01 per share.  Except for the foregoing transaction, none of the Reporting Persons has made any purchase, sale or other transaction in the Issuer’s Common Stock during the 60 days preceding the filing of this Amendment No. 2.

(d)           As to each Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any of the shares referred to in Item 5(a) above.

(e)           As a result of the issuance of additional shares of Common Stock by the Issuer as reflected on the cover page of its Form 10-Q for the period ending December 31, 2012, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the outstanding shares of the Issuer’s Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2013
Date

/s/ Stephen D. Baksa
Stephen D. Baksa

STEPHEN D. BAKSA 2012 TRUST

By:	/s/ Delores A. Baksa, Trustee
Delores A. Baksa, Trustee

/s/ Delores A. Baksa
Delores A. Baksa